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EXHIBIT (a)(ix)




CRANE CO.                                                                NEWS
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                                             Contact:
                                             -------
                                             Pamela Styles
                                             Director, Investor Relations and
                                             Strategic Planning
                                             203-363-7352
                                             www.craneco.com


           CRANE CO. ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING
            PERIOD FOR ITS PENDING ACQUISITION OF SIGNAL TECHNOLOGY
                                  CORPORATION

         STAMFORD, CONNECTICUT - May 20, 2003 - Crane Co. (NYSE:CR) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to its pending acquisition of Signal Technology Corporation (NASD: STCO).

         As previously announced, Crane Co. and Signal Technology Corporation entered into a merger agreement pursuant to which an indirect wholly owned subsidiary of Crane Co., STC Merger Co., commenced, on April 25, 2003, an all cash tender offer for all of the outstanding shares of common stock of Signal Technology Corporation at a purchase price of $13.25 net per share. The offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, May 22, 2003, unless it is extended. The tender offer may be extended or a subsequent offering period provided on the terms and conditions stated in the Offer to Purchase, dated April 25, 2003, which is available from Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at 17 State Street, 10th Floor, New York, NY 10004, toll-free 800-678-9601, or from the Securities and Exchange Commission's web site at www.sec.gov. Any extension of the tender offer will be announced by a press release by 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         This news release is for information purposes only. It does not constitute an offer to purchase shares of Signal Technology Corporation or a Solicitation/Recommendation Statement


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under the rules and regulations of the Securities and Exchange Commission. The tender offer is being made only through the Offer to Purchase and the related Letter of Transmittal. Crane Co. has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Signal Technology Corporation has filed a Solicitation/Recommendation Statement on Schedule 14D-9, each of which has been amended. These documents contain important information and security holders of Signal Technology Corporation are advised to read these documents carefully before making any decision with respect to the tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov.

         Crane Co. is a diversified manufacturer of engineered industrial products. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information about Crane Co., you may visit the company's web site at www.craneco.com.